UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Loan Facility Agreement with the European Investment Bank

On July 3, 2024, Nyxoah SA (the “Company”) announced that it had entered into a €37.5 million loan facility agreement (the “Loan Agreement”) with the European Investment Bank (“EIB”). The Loan is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S.

The €37.5 million Loan Agreement is divided into three tranches: €10.0 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

In connection with the Loan Agreement, and as a condition to drawdown thereunder, the Company also intends to enter into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, it is expected that the EIB will be granted 468,384 synthetic warrants with a strike price of €8.11 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

The information included under the heading “Loan Facility Agreement with the European Investment Bank” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233 and 333-269410) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On July 3, 2024, the Company issued a press release announcing that it had entered into the Loan Agreement with the EIB. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated July 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: July 5, 2024	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer